

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

Via E-mail
D. Brad German
BlueFlash Communications, Inc.
1108 St. Joseph Drive
St. Joseph, MI

> Re: **BlueFlash Communications, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 7, 2011**
> **File No. 333-172647**

Dear Mr. German:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Remove the reference to "BFC Tech, Inc." from the final paragraph, or explain the nature of that entity's participation in the offering and its arrangements with the registrant.

Available Information, page 5

2.   Move this section, as well as the "Dividend Policy" and "Description of Property" sections so that they are presented in the body of the prospectus that follows the Risk Factors. Portions of the prospectus subject to Rule 421(d) should be presented at the outset of the document and without interruption by other disclosure. The text of the re-positioned Available Information section, should be revised to clarify that you will be subject to portions of the information and reporting requirements of the Securities Exchange Act. Similarly revise the corresponding disclosure on page 11.

Risk Factors

"We are dependent upon the proceeds of this offering to fund our business. If we do not sell enough shares in this offering…," page 6

3.   Revise the caption of this risk factor to state that because you are conducting a "no minimum" offering and because you lack any enforceable source of funding necessary to finance planned operations, the offering proceeds (if any) may not fund your activities for any significant period. Rather than indicating that you require $25,000 in gross proceeds from this offering to operate for the remainder of 2011, revise to state the minimum amount of additional capital that you estimate will be required to conduct your planned operations for a period of 12 months from the effective date of the prospectus. Remove language from this risk factor that mitigates the risk associated with the known inadequacies of your capital resources for planned operations.

"Since our sole officer and director currently owns 100% of the outstanding common stock, investors may feel…," page 8

4.   You state that Mr. German is involved in other business activities that may present a conflict of interest with your company. Briefly summarize those other business activities, and explain how these other activities may cause a conflict of interest. Expand the "Management and Director Biographies" section on page 31 to provide a materially complete description of the other business activities in which Mr. German will engage and state the minimum period of his working time that he expects to devote to the affairs of your company.

"Auditor's going concern – substantial uncertainty about the ability of MLight, Inc. to continue its operations as a going concern, page 9

5.   We note that this risk factor caption references a company with a name different than your own. Please advise or revise your document as necessary. Expand the text of the risk factor to state that the financial statements do not contain any adjustments that may result from the uncertainty about your continuation as a going concern.

The failure to comply with the internal control evaluation and certification requirements of section 404 of Sarbanes-Oxley…," page 11

6.   You represent that in addition to being subject to the reporting requirements of the Securities Exchange Act of 1934, you are also required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act. Consistent with paragraphs (a) and (b) of Item 308 of Regulation S-K, revise to state that you will not be required to evaluate the effectiveness of your internal controls over financial reporting until you file your second annual report. Also state that so long as you are a smaller reporting company, you will not be required to obtain or provide a

report from your independent auditor regarding the effectiveness of your controls and procedures over financial reporting.   See Instruction 1 to Item 308.

7.   Please eliminate the reference to the NASDAQ Global Market, from page 11 (and elsewhere) as it does not appear reasonably likely that your securities will be included in that trading market.

Business, page 18

Market Opportunity/Product Positioning, page 22

8.   Given your limited assets, lack of revenues and limited operating history, it is unclear how you expect to establish "first mover advantage" in any of the markets you intend to operate. Please provide supplemental support for this claim or, in the alternative, revise your document to remove any such representation.

Product Overview, page 22

9.   We note that you discuss your intended product in a manner that suggests that the product has been developed and is certain to provide the features described. In this regard, we note the following statements by way of example:

- "Your system will feature a web-based administration and development panel that will aid in creation and delivery of digital coupons defined by industry standards on a per device level"

- "Your system will help in the creation and delivery aspects of effective mobile couponing incentives;" and

- "The backend system will interconnect with a secure database that passes information from an advertisers account to a target audience member through any GPS enabled map browser."

Because you have not developed your product or a business plan, you should revise your document throughout to clearly distinguish aspirations from accomplished results.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any questions. You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding the financial statements and related matters. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
James Schneider, Esq.
Schenider Weinberger & Beilly LLP